Filed by Altimo Holdings & Investments Ltd.
This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended.

Subject Company: Open Joint Stock Company “Vimpel-Communications”
Commission File No.:  1-14522

Mikhail Fridman: “I Don't Believe That Government Management Can Be Efficient”
Ekonomicheskie Izvestiia, No. 221, December 7, 2009

Alfa Group owner Mikhail Fridman recently visited Ukraine to participate in an Alfa Bank management conference.

The program of the visit did not include any official meetings. However, “i” [Ekonomicheskie Izvestiia] learned that Mr. Fridman met informally with several major Ukrainian businessmen to discuss the telecommunications, financial and trade markets. Mikhail Fridman told us about the results of his “Ukrainian meetings.”

- Mikhail Maratovich, what was the reason for your visit to Ukraine?
— The management of Alfa Bank (Ukraine) invited me to a management conference.  This was not connected with any serious decisions.  I was able to thank my colleagues for their work, to discuss with them the status of the banking sector and our plans for the coming year.  I assured my Ukrainian colleagues that the shareholders support the bank and are willing to capitalize it.  I am always happy to accept an invitation to visit Ukraine because I was born in Lvov.

- How much money might such support amount to?
— The bank's shareholders are willing to consider a potential increase in capital. We have already commenced a formal process that we are planning to complete within the next several months.  The amount of the increase is being discussed; it will depend on the needs of the bank and on management's business development plans. It could be US $100 to 200 million.  We will increase it as much as necessary.

- Do you expect any further problems in the economy? Why increase the capital?
— Yes, problems are possible:  everyone here is currently and will in the future be affected by the crisis. But you know, they say that after a crisis, the survivors always win out and have a real chance to increase their market share.

- At whose expense? Are you going to loan up the customers of other major banks?
— Why loan them up? In Ukraine, the banking system itself is half-ruined.  Today, I passed by a bank that recently had provisional administration and observed a very picturesque queue and crowd… In my view, further development of the crisis will just encourage customers to look for more reliable banks, and we would like to be one of those banks. In this market, whoever has capital and resources will be in an advantageous situation.

- These are foreigners as well as new Ukrainian state-owned banks, and Russian state-owned banks are also present in this country…
— I don't believe that government management can be efficient, no matter what the country. As for foreigners, they now have their own problems to deal with:  Ukraine is not their priority. That is why we have our competitive advantage, and we will benefit from it.

- Are you going to choose a single line of business?
— No, the crisis has demonstrated that niche players don't do so well. We maintain our concept of a universal bank that will focus on the domestic deposit market and will at the same time monitor risks very carefully.

- Do you have any plans to use the bank to gain ownership of assets by enforcing pledges?
— We are, in fact, not big fans of property ownership. There are some businessmen who try to lay their hands on anything. When I worked at an automatic switching center in Lvov for a year after I graduated from school, I had a very funny manager named Petro who was always busily taking various things home from work.  And when I asked him why he wanted yet another Plexiglas sheet, he used to answer “let it be” (laughs).  I believe, however, that property is a real headache.  For example, in Ukraine, we acquired the Donetsk Electrometallurgical Plant. What can I say — I wish someone would offer to repay the underlying loan: we would be happy to give that asset to him.

- What investment projects are you currently considering in Ukraine?
— We are an investment group, but all our investments are divided into strategic areas (banks, telecommunications, oil) and opportunistic deals (anything else).  Opportunistic deals are managed by A1 (formerly Alpha Eco).

But with respect to strategic investments, we have a specialized company for each specific area of business.  For example, VimpelCom is currently working on a merger with Kyivstar. TNK ВР decided to materially increase its investments in Ukraine:  in a relatively short time, the Lisichansk Refinery will be reconstructed and the gas station network will be expanded several times through the purchase of networks from other operators (such as UTN-Vostok). However, such decisions are not related to the crisis – this is systematic development of the group.

In the area of telecommunications, we might buy several minor fixed-line operators.  In the retail sector, our company Х5 is negotiating the purchase of assets from several local players, but for the time being their assets are somewhat overpriced, so we are not in any hurry. Moreover, Х5 has sufficient development opportunities in Russia, with its higher per capita income and lower retail market coverage.

As for various opportunistic possibilities, we currently don't see anything with the potential for a high return.  If А1 finds any opportunities, we will consider them.

- So you don't tip your managers off on which way to go?
— You know, our asset management system is not entirely typical for Russia or Ukraine.  A lot of people think that every group has one brilliant manager who sits the center of the decision-making process on all issues, including what color the fences at the premises will be.  As for me, I prefer to think about more pleasant things and to leave investment-related issues to the managers.  Each Alfa Group company has its own development philosophy, its own ways of achieving its objectives, etc., based on which they each independently look for ways to earn money, and the shareholders get involved only when large amounts of money are being discussed, or such matters as strategy, approval of a major transaction, etc. Such transactions include the consolidation of the assets of VimpelCom and Kyivstar, or a similar transaction to be entered into between ourselves and TeliaSonera with respect to Turkcell and MegaFon. I take an active role in projects like those.  Otherwise, people manage quite well without me.

- Speaking of telecommunications, next year you and TeliaSonera will be able to gain control over Turkcell, which will require approximately US$ 2 billion.  Are you going to invest such a large amount?
— The current situation with respect to Turkсell is as follows: the company is controlled by Cukurova, a Turkish company, de jure but not de facto, as their interest was pledged under a loan on which they have defaulted.  Moreover, that asset has been re-sold to TeliaSonera. The situation is complicated and knotty, but we believe that we will gain legal control once we have joined up with the Swedish company.  Then, pursuant to local joint stock company laws, we will have to make a mandatory tender offer to all minority shareholders for their shares. That is when we would require the amount of money to which you referred.  But there is no guarantee that the minority shareholders will be willing to sell shares of a company that controls 65% of the market.  It's a unique situation, because in every other major telecommunications services market, all the players have more or less equal shares.

- How will the strengthening of Alfa's position in Turkсell affect the Ukrainian market?
— We plan to merge MegaFon with Turkсell; the latter company is represented in Europe and in the C.I.S. through Fintur Holdings. In Ukraine, it will still be represented by Astelit [operating under the Life. brand — author], a company which can already be called a full-fledged competitor of MTS and Kyivstar. For the moment, we will be paying more attention to the process of merging BeeLine and Kyivstar in Ukraine: once we consolidate the subscriber base, we will have frequencies and licenses that may be sold to new players.  We are going to consolidate purchasing, centralize all financial operations of Kyivstar through VimpelСom Ltd., our Dutch subsidiary, etc.

- Will you keep Igor Lytovchenko as the manager of Kyivstar?
— I don't see any reason for him to be dismissed.  It is, of course, up to the management of the holding company, VimpelСom Ltd., but I personally don't have anything against him.

- It is known that you met with certain oligarchs while in Kyiv.  Did you discuss issues relating to the use of the Odessa-Brody pipeline?
- Indeed, we are interested in this. However, we try to stay out of politically charged projects.  For example, at one time we were interested in Ukrneft and discussed a potential purchase of shares, but realized, from the heated discussion, that such form of cooperation would be of no interest to us. Ukrneft produces 2 to 3 million tons of oil.  From the point of view of TNK-ВР, which produces approximately 70 million tons, such amounts are insignificant. We could easily buy such a company in Russia, and it would be a matter of price only.

The situation with the Odessa-Brody pipeline involves politics and the global interests of all branches of government.  Remember that in medieval Russia, the lance of St. George the Dragon-Slayer was directed first to the East and then to the West, depending on the situation.  This pipeline plays a similar role in Ukraine.

And this pipeline is only one of many routes for a private company to transport oil to Europe.  If it proves to be an efficient route for TNK-ВР as a Russian oil producer, then we will use it. If not, we will find an alternative route.

Mikhail Maratovich Fridman was born on April 21, 1964, in Lvov. In 1986, Mr. Fridman graduated from the Moscow Institute for Steel and Alloys.  He is the founder of Alfa Group, a major Russian private financial and industrial consortium. He is also the Chairman of the Board of TNK-BP and a member of the Board of ABH Holdings Corp. (a holding company and a member of the Alfa Bank group), a member of the Board of VimpelCom and a member of the Supervisory Board of X5 Retail Group N.V.  He is a member of the Management Board of the Russian Union of Industrialists and Entrepreneurs and the Management Board of the U.S. International Advisory Board on Foreign Relations. With a fortune of US$ 6.3 billion, in March 2009, Mr. Fridman ranked 71st on Forbes' World Billionnaires List.

By: Alexander DUBINSKY

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This communication is for informational purposes only and does not constitute an offer to purchase, sell, or exchange or the solicitation of an offer to sell, purchase, or exchange any securities of OJSC VimpelCom or  VimpelCom Ltd., nor shall there be any offer, solicitation, purchase, sale or exchange of securities in any jurisdiction  in which such offer, solicitation, purchase, sale or exchange would be unlawful prior to the registration or qualification under the laws of any such jurisdiction. The publication or distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Altimo Holdings & Investments Ltd. (“Altimo”), any of its affiliates and all the abovementioned companies disclaim any responsibility or liability for the violation of such restrictions by any person.

The solicitation and the offer to purchase shares of OJSC VimpelCom’s common stock or preferred stock or ADRs representing shares of OJSC VimpelCom’s common stock will only be made pursuant to an offer to purchase and related materials that are intended to be filed with the SEC and a voluntary tender offer statement prepared in compliance with applicable Russian law.

Altimo intends for VimpelCom Ltd. to file a registration statement and tender offer statement, together with other related materials, with the SEC in connection with the proposed transactions. Information regarding the participants in the proposed offer and a description of their direct and indirect interests, by security holders or otherwise, will be contained in the relevant materials to be filed with the SEC when they become available.

ALTIMO URGES OJSC VIMPELCOM SHAREHOLDERS TO READ THESE MATERIALS REGARDING THE POTENTIAL OFFER CAREFULLY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER, IF AND WHEN THESE MATERIALS BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER.

OJSC VimpelCom shareholders will be able to obtain a free copy of such materials without charge at the SEC’s website at (http://www.sec.gov) and from the information agent named in such materials once they have been filed with the SEC.

Cautionary statement regarding forward-looking statements

This announcement contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements concerning the anticipated timing of filings and approvals relating to the proposed transactions; the expected timing of the completion of the proposed transactions; the expected benefits and costs of the proposed transactions; management plans relating to the proposed transactions; the ability to complete the proposed transactions in view of the various closing conditions; the possibility that the proposed transactions may not be completed, any projections of earnings, revenues, synergies, accretion, margins or other financial items; any statements of operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Any statement in this announcement that expresses or implies Altimo’s intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. Forward-looking statements involve inherent risks, uncertainties and assumptions, including, without limitation, risks related to the timing or ultimate completion of the proposed transactions; the possibility that expected benefits may not materialize as expected; that, prior to the completion of the proposed transactions, OJSC VimpelCom’s business or Kyivstar’s business may not perform as expected due to uncertainty; that the parties are unable to successfully implement integration strategies or otherwise realize the synergies anticipated for the proposed transactions; and other risks and uncertainties that are beyond the parties’ control. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements and assumptions. The forward-looking statements contained in this announcement are made as of the date hereof, and Altimo expressly disclaims any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this announcement.